

Mail Stop 3561

October 14, 2016

Via E-mail
Stuart B. Burgdoerfer
Executive Vice President and Chief Financial Officer
L Brands, Inc.
Three Limited Parkway
Columbus OH 43230

      **Re:**    **L Brands, Inc.**
               **Form 8-K Dated August 17, 2016**
               **Filed August 17, 2016**
               **File No. 1-08344**

Dear Mr. Burgdoerfer:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Joel Parker

                             Joel Parker
                             Senior Assistant Chief Accountant
                             Office of Beverages, Apparel and
                             Mining